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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             PRICE ENTERPRISES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))


                         COMMON STOCK, $0.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    741444103
                                    741444202
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                             PRICE ENTERPRISES, INC.
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                                   COPIES TO:

       SCOTT N. WOLFE, ESQ.                       SIMON M. LORNE, ESQ.
      CRAIG M. GARNER, ESQ.                       MARY ANN LYMAN, ESQ.
         LATHAM & WATKINS                      MUNGER TOLLES & OLSON LLP
12636 HIGH BLUFF DRIVE, SUITE 300          355 SOUTH GRAND AVENUE, 35TH FLOOR
   SAN DIEGO, CALIFORNIA 92130               LOS ANGELES, CALIFORNIA 90071
          (858) 523-5400                             (213) 683-9100

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer              [ ] going private transaction
    subject to Rule 14d-1                     subject to Rule 13e-3
[x] issuer tender offer subject to        [ ] amendment to Schedule 13D
    Rule 13e-4                                under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]


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     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Price Enterprises, Inc., a Maryland corporation ("Enterprises"), to purchase all outstanding shares of its common stock, par value $0.0001 per share (the "Enterprises Common Stock"). Enterprises is offering to purchase up to 1,154,717 shares, which represent all outstanding shares of Enterprises Common Stock (other than those shares currently held by Excel Legacy Corporation, a Delaware corporation ("Legacy"), and those shares issued in the merger of Enterprises and Legacy), at a price of $7.00 per share, net to the seller in cash, without interest. Enterprises' offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SUMMARY TERM SHEET

     The Offer to Purchase and the related letter of transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, are hereby amended as follows in response to Item 1 of this Tender Offer Statement on Schedule TO:

     The first bullet point of the answer to the question "Can I change my mind after I tender my shares?" in the "Summary Term Sheet" section of the Offer to Purchase is deleted and the following is inserted in lieu thereof:

     "o You may withdraw tenders of your Enterprises common stock any time on or before the expiration date."

     The second bullet point of the answer to the question "How much will Enterprises pay me for my shares and in what form of payment?" in the "Summary Term Sheet" section of the Offer to Purchase is deleted and the following is inserted in lieu thereof:

     "o Enterprises will make this payment promptly after the expiration date."

ITEM 4.  TERMS OF THE TRANSACTION.

     The Offer to Purchase and the related letter of transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, are hereby amended as follows in response to Item 4 of this Tender Offer Statement on Schedule TO:

     The final paragraph under the heading "Forward-Looking Statements" in the Offer to Purchase is deleted and the following is inserted in lieu thereof:

         "Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with this tender offer."

     The first paragraph under the heading "2. Acceptance for Payment and Payment" in the Offer to Purchase is deleted and the following is inserted in lieu thereof:

         "Upon the terms and subject to the conditions of the offer (including if the offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Enterprises will accept for payment (and thereby purchase) all shares properly tendered (and not properly withdrawn) under the offer on or before the expiration date. Enterprises will purchase and pay $7.00 per share, net to the seller in cash, without interest, for all shares properly tendered (and not properly withdrawn), promptly after the expiration date."


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     The following sentence is hereby added to the end of the first paragraph under the heading "4. Withdrawal Rights" in the Offer to Purchase:

         "In addition, unless Enterprises has already accepted your tendered shares for payment, you may withdraw your tendered shares at any time on or after October 9, 2001."

     The last paragraph under the heading "5. Conditions to the Offer" in the Offer to Purchase is deleted and the following is inserted in lieu thereof:

         "The foregoing conditions are for Enterprises' sole benefit and Enterprises may assert them in its reasonable discretion, regardless of the circumstances giving rise to any such condition (including any action or inaction by Enterprises) and Enterprises may waive such conditions, in whole or in part, at any time and from time to time before the expiration of the offer, in its reasonable discretion, whether any other condition of the offer is also waived. Enterprises' failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time before the expiration of the offer."

     The first paragraph under the heading "17. Material United States Federal Income Tax Consequences Related to the Offer" in the Offer to Purchase is deleted and the following is inserted in lieu thereof:

         "The following discussion is a summary of the material United States federal income tax consequences relevant to the disposition of Enterprises common stock for cash in the offer."

     The first paragraph under the heading "18. Material Federal Income Tax Consequences Related to Price Legacy" in the Offer to Purchase is deleted and the following is inserted in lieu thereof:

         "THE FOLLOWING DISCUSSION IS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES RELATED TO PRICE LEGACY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF PRICE LEGACY'S ELECTION TO BE TAXED AS A REIT, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES."


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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 23, 2001         PRICE ENTERPRISES, INC.


                                 By: /s/ JAMES Y. NAKAGAWA
                                     ----------------------
                                 Name:    James Y. Nakagawa
                                 Title:   Chief Financial Officer



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